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                                                                      EXHIBIT 20

                                                                  NEWS RELEASE
                                                                  NEWS RELEASE
                                                                  NEWS RELEASE
[LOGO] Fortune
            Brands

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Fortune Brands, Inc., 300 Tower Parkway, Lincolnshire, IL  60069

Contact:
Media Relations:                    Investor Relations:
Clarkson Hine                       Anthony J. Diaz
(847) 484-4415                      (847) 484-4410


                  FORTUNE BRANDS REPORTS FIRST QUARTER RESULTS
       Diluted EPS is 39 Cents; Company Reaffirms Outlook for Record Year;
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          Joint Distribution of ABSOLUT Vodka to Begin in 2nd Quarter;
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           Company Announces Plans to Reposition Office Products Unit
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Lincolnshire, IL, April 19, 2001 - Fortune Brands, Inc. (NYSE: FO), a leading consumer brands company, today reported diluted earnings per share of 39 cents for the first quarter of 2001.

Diluted EPS was off 7% from a record quarter a year ago, when underlying EPS grew 16% to 42 cents. Adverse foreign exchange rates impacted results, offsetting a two-cents-per-share benefit from lower goodwill amortization. Sales of $1.3 billion trailed last year's record levels by 4% due primarily to weak economic conditions in North America. Operating company contribution was $161 million, off 12% due principally to lower sales, the resulting adverse operating leverage, and unfavorable foreign exchange. On a comparable basis, sales and contribution were off 2% and 9% respectively. Reflecting continued improvement in key return measures, return on equity was nearly 150 basis points higher.

"As expected, the downturn in the U.S. economy made the first quarter of 2001 a challenge," said Fortune Brands Chairman and Chief Executive Officer Norm Wesley. "Sales in three of our business segments were impacted by the overall slowdown at retail, and we also felt the effects of adverse weather that significantly reduced rounds of play in golf and affected homebuilding activity in the Northeast and Midwest. Even so, our breadth proved to be an advantage as our spirits and wine business continued its strong momentum with a 9% increase in contribution. We also believe that our fundamental brand strength and the aggressive operational improvements Fortune Brands made during good economic times have positioned us well to navigate the challenges of a weak economy.

"Fortune Brands made dramatic strategic progress in the quarter that strengthens our outlook," Wesley continued. "We anticipate the deal we announced last month creating our strategic partnership with Vin & Sprit, the maker of ABSOLUT vodka, will close in the second quarter and that joint distribution of our spirits and wine brands will begin in June. We continue to expect that this high-impact spirits and wine partnership will increase Fortune Brands' EPS by 6 to 8 cents per share this year and at least 20 to 25 cents in 2002 and beyond.
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Fortune Brands Reports First Quarter Results, Page 2

"Looking ahead, we continue to expect improved results over the course of the year and record results for the full year," Wesley added. "Results will benefit from our partnership with Vin & Sprit, lower borrowing costs and targeted cuts in discretionary spending."

The company also announced that it has repurchased one million shares of its stock so far this year.

                    Plan to Improve Office Products Business
                    ----------------------------------------

The company further announced that as a result of its evaluation of strategic options for its ACCO World Corporation office products unit, ACCO will immediately begin implementing an action plan to improve both financial results and the long-term value of the business. The company determined it will not divest ACCO at this time due to weakness in the overall economy and current conditions in the office products industry.

Under its action plan, ACCO will:

 .    realign and streamline its North American operations into seven focused
     Strategic Business Units
 .    intensify its focus on growing, profitable core product categories to best serve a consolidating customer base
 .    divest or discontinue certain non-strategic or low-return product categories and substantially reduce SKUs
 .    reduce overhead expenses and excess capacity through facilities consolidation in North America

These steps build on business improvements ACCO has already initiated in the past six months, including more than $10 million in savings from downsizing staff, initial product line discontinuances, and productivity improvements at its manufacturing facilities in Mexico.

"Concurrent with the process announced last October for the potential sale of the business, ACCO World has worked on a parallel track to develop a plan to substantially improve returns, increase operating margins and enhance the value of the business," Wesley said. "Given that economic conditions in the office products industry have become much more difficult since October, the timing is simply not right to divest ACCO. ACCO attracted considerable interest from potential buyers, but none of the offers was acceptable. We expect this action plan will result in a simpler, smaller, stronger and more profitable office products business that will be more consistent with our strategic focus to maximize shareholder value.

"As disappointed as we've been by ACCO's recent performance, the business has many fundamental assets. ACCO is an industry leader with well-established brands, leading market positions in attractive product categories, global reach and a low-cost supply chain. We are confident that this aggressive repositioning will build on ACCO's solid foundation, improve its future prospects and enhance its value," Wesley added.

                                     (more)
                             www.fortunebrands.com
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Fortune Brands Reports First Quarter Results, Page 3


The company anticipates that any restructuring charges related to implementation of the action plan announced today will be offset by other gains, primarily asset dispositions, resulting in no net charges for Fortune Brands over the coming year.

                                      * * *

Fortune Brands, Inc. is a consumer products company with annual sales exceeding $5.8 billion. Its operating companies have premier brands and leading market positions in home and hardware products, office products, golf equipment and spirits and wine. Home and hardware brands include Moen faucets, Aristokraft and Schrock cabinets, Master locks and Waterloo tool storage sold by units of MasterBrand Industries, Inc. Major spirits and wine brands sold by units of Jim Beam Brands Worldwide, Inc. include Jim Beam and Knob Creek bourbons, DeKuyper cordials, Whyte & Mackay Scotch and Geyser Peak and Canyon Road wines. Acushnet Company's golf brands include Titleist, Cobra and FootJoy. Office brands include Day-Timer, Swingline, Kensington and Wilson Jones sold by units of ACCO World Corporation. Fortune Brands, headquartered in Lincolnshire, Illinois, is traded on the New York Stock Exchange under the ticker symbol FO and is included in the S&P 500 Index.

To hear the company's quarterly earnings conference call, or to receive company news releases by e-mail, please visit www.fortunebrands.com.
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                                      * * *

This press release contains statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Readers are cautioned that these forward-looking statements speak only as of the date hereof. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to changes in general economic conditions, foreign exchange rate fluctuations, changes in interest rates, competitive product and pricing pressures, trade consolidations, the impact of excise tax increases with respect to distilled spirits, regulatory developments, the uncertainties of litigation, changes in golf equipment regulatory standards, the impact of weather, particularly on the home products and golf brand groups, expenses and disruptions related to shifts in manufacturing to different locations and sources, challenges in the integration of acquisitions and joint ventures, risks associated with the Company's implementation of strategic options for ACCO World Corporation, as well as other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings.

                                      # # #
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                              FORTUNE BRANDS, INC.
                        CONSOLIDATED STATEMENT OF INCOME

                     (In millions, except per share amounts)
                                   (Unaudited)

                                           Three Months Ended March 31,
                                            2001        2000   % Change

Net Sales*                                 1,301.0    1,357.4    (4.2)

    Cost of goods sold                       688.5      725.5    (5.1)

    Excise taxes on spirits and wine          83.2       80.3     3.6

    Advertising, selling, general
         and administrative expenses*        378.5      382.6    (1.1)

    Amortization of intangibles               15.7       19.9   (21.1)

    Restructuring and other
          nonrecurring charges                  --        7.0      --

    Interest expense                          31.8       31.9    (0.3)

    Other (income) expense, net                1.3        0.8      --

Income (Loss) Before Taxes                   102.0      109.4    (6.8)

    Income taxes                              40.5       45.1   (10.2)

Net Income (Loss)                             61.5       64.3    (4.4)

Earnings Per Common Share

    Basic

    Income from operations                    0.40       0.43    (7.0)

    Restructuring and other
         nonrecurring charges                   --      (0.03)     --

    Net Income (loss)                         0.40       0.40      --

    Diluted

    Income from operations                    0.39       0.42    (7.1)

    Restructuring and other
         nonrecurring charges                   --      (0.03)     --

    Net Income (loss)                         0.39       0.39      --

Avg. Common Shares Outstanding
    Basic                                    153.7      161.1    (4.6)
    Diluted                                  156.7      163.5    (4.2)


Actual Common Shares Outstanding
    Basic                                    153.4      158.7    (3.3)
    Diluted                                  156.8      161.0    (2.6)
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*Prior periods restated to reflect the required adoption of issue No. 00-22 relating to the classification of certain sales incentives. This does not result in a change in net income (loss) or earnings per common share.

                              FORTUNE BRANDS, INC.
                     (In millions, except per share amounts)
                                   (Unaudited)

SEGMENT DATA

                                       Three Months Ended
                                            March 31,

                                       2001      2000     %Change

Net Sales*

Home Products                        $  471.1   $  491.4   (4.1)

Office Products                         297.8      328.6   (9.4)

Golf Products                           254.2      264.8   (4.0)

Spirits and Wine                        277.9      272.6    1.9

Total                                $1,301.0   $1,357.4   (4.2)

Operating Company Contribution**

Home Products                        $   61.5   $   74.8  (17.8)

Office Products                           7.3       15.5  (52.9)

Golf Products                            33.5       38.2  (12.3)

Spirits and Wine                         58.8       54.0    8.9

Total                                $  161.1   $  182.5  (11.7)

* Prior periods restated to reflect the required adoption of issue No. 00-22 relating to the classification of certain sales incentives. This reclassification does not result in a change in net income (loss) or earnings per common share.

** Operating company contribution (OCC) is net sales less all costs and expenses other than restructuring and other nonrecurring charges, amortization of intangibles, corporate administrative expense, interest and related expenses, other (income) expense, net and income taxes.

INCOME FROM OPERATIONS BEFORE NET CHARGES

The following sets forth income from operations before net charges, which in 2000, represents income before the $7.0 million ($4.5 million after tax) restructuring and other nonrecurring charges taken in the three-month month period ended March 31, 2000.

                                               Three Months Ended March 31,

                                                 2001     2000    % Change

Income from Operations Before Net Charges $ 61.5 $ 68.8 (10.6) Earnings Per Common Share
       Basic                                   $ 0.40   $ 0.43      (7.0)
       Diluted                                   0.39     0.42      (7.1)
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                              FORTUNE BRANDS, INC.
                      CONDENSED CONSOLIDATED BALANCE SHEET
                                  (In millions)

                                          March 31,   December 31,
                                            2001          2000
                                          (Unaudited)
Assets

   Current assets
      Cash and cash equivalents             $   47.0   $   20.9
      Accounts receivable, net                 906.1      952.1
      Inventories                            1,086.3    1,079.2
      Other current assets                     203.0      212.3

         Total current assets                2,242.4    2,264.5

   Property, plant and equipment, net        1,196.8    1,205.1
   Intangibles resulting from
     business acquisitions, net              1,976.2    1,989.4
   Other assets                                317.3      305.1

         Total assets                       $5,732.7   $5,764.1

Liabilities and Stockholders' Equity

   Current liabilities
      Short-term debt                       $  879.4   $  793.6
      Current portion of long-term debt         12.4       12.4
      Other current liabilities              1,120.8    1,233.9

         Total current liabilities           2,012.6    2,039.9

   Long-term debt                            1,151.6    1,151.8
   Other long-term liabilities                 437.9      436.5

         Total liabilities                   3,602.1    3,628.2

   Stockholders' equity                      2,130.6    2,135.9

         Total liabilities and
           stockholders' equity             $5,732.7   $5,764.1